LGI HOMES, INC.
1450 Lake Robbins Drive, Suite 430
The Woodlands, Texas 77380
August 18, 2015
BY EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Division of Corporation Finance
Attention: Pamela Long
Assistant Director

RE:    LGI Homes, Inc.
Amendment No. 1 to Registration Statement on Form S-3
Filed July 30, 2015
File No. 333-205492

Ladies and Gentlemen:

Set forth below please find the response of LGI Homes, Inc., a Delaware corporation (the “Company”), to a comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 11, 2015 (the “Comment Letter”), with respect to Amendment No. 1 to Registration Statement on Form S-3 filed with the Commission by the Company on July 30, 2015, File No. 333-205492 (the “Registration Statement”). For your convenience, our response is prefaced by the text of the Staff’s comment in italicized text.

Exhibit 5.1 ─ Legal Opinion

1.
We note that with respect to the debt securities and guarantees, the legal opinion provided is limited to the laws of New York and Delaware, but that you also have subsidiary guarantors organized under the laws of the additional states of Texas, Arizona, Florida, Georgia, New Mexico, South Carolina, Colorado, North Carolina, Washington, and Tennessee. Note that counsel must consider the law of the jurisdiction under which the registrant is organized in order to provide the binding obligation opinion. Please confirm that you will file with any prospectus supplement binding obligation opinions based on the respective state laws that each co-registrant is organized under. If these jurisdictions are outside counsel’s area of expertise, then you may engage local counsel to provide the opinion that the registrant(s) is validly existing, has the power to create the obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. Confirm as well that any relevant opinion will add LGI Homes - Tennessee, LLC to Schedule I. Please see Section II.B.1.e of Staff Legal Bulletin No. 19 for more information.

United States Securities and Exchange Commission

We hereby confirm that binding obligation opinions based on the respective state laws that each co-registrant is organized under will be filed with the Commission with or prior to the filing of any prospectus supplement relating to an offering of debt securities and guarantees by subsidiary guarantors organized under the laws of any state other than New York or Delaware. We further hereby confirm that any such relevant opinion will include LGI Homes - Tennessee, LLC.
If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Tim Taylor of Baker Botts L.L.P. at (713) 229-1184 or Charles Merdian, the Company’s Chief Financial Officer at (281) 362-8998, ex. 2535.
Very truly yours,
LGI HOMES, INC.
By:    /s/    Charles Merdian
Charles Merdian
Chief Financial Officer

cc:	David Korvin, Securities and Exchange Commission
Craig Slivka, Securities and Exchange Commission
Meg Britton, LGI Homes, Inc.
Marta Cazares, LGI Homes, Inc.
Suparna Salil, Baker Botts L.L.P.